FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

10 September 2026
HSBC Holdings plc
Group CFO Succession

HSBC Holdings plc (‘HSBC’ or the ‘Company’) today announces that Group CFO, Pam Kaur, has informed the Board of her plan to leave her role in 2027 and not to stand for re-election as director at the 2027 AGM. Her official retirement date as Group CFO will be confirmed in due course but will be no later than the Company’s 2027 AGM.

After stepping down from the full-time role of Group CFO and Executive Director next year, Pam will assume an advisory role to support the Group CEO with ongoing strategic projects and ensure a smooth transition of responsibilities to her successor.

HSBC Group Chairman, Brendan Nelson, said: “Pam has made a significant contribution to HSBC over the last 13 years. I would like to thank her personally, and on behalf of the Board, for her achievements, dedication and service. In her roles in Internal Audit, Risk & Compliance, and Finance, she has demonstrated strong judgement and integrity. She will leave the Group CFO role with our deepest thanks and best wishes.”

HSBC Group CEO, Georges Elhedery, said: “Over the last two years as Group CFO and during her tenure at HSBC, Pam’s deep experience, strong judgement and firm commitment to financial discipline have been invaluable. I am grateful for her support and partnership and am pleased this will continue in her capacity as an adviser.”

Pam Kaur said: “It has been a privilege to be part of the leadership team since 2013, and I am proud of what we have achieved together to strategically transform HSBC and ensure the bank is well positioned for further growth. With the bank in a strong place, financially and strategically, 2027 feels the right time in my career to embrace new leadership opportunities and apply my experience in a different context.”

The Board has commenced a process to identify Pam’s successor as Group CFO, which will consider both internal and external candidates.

The Appendix contains a summary of the terms relating to Pam’s departure from HSBC, which are in line with Directors’ Remuneration Policy approved by shareholders at the Company’s 2025 AGM.

There are no matters relating to the retirement of Pam that need to be brought to the attention of the shareholders of the Company. Save as disclosed above and in the appendix, there is no other information required to be disclosed pursuant to Listing Rule 6.4.6 of the UK Listing Rules of the Financial Conduct Authority or Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

For and on behalf of HSBC Holdings plc
Angela McEntee
Group Company Secretary

Note to editors:
1.
Board of Directors
The HSBC Group Board of Directors as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

2.
HSBC Group
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world’s largest banking and financial services organisations.

3.
Media enquiries
Mina Sharma +44 (0)7387 244371 mina.bharat.sharma@hsbc.com

Appendix
Pam is expected to remain as Group CFO and Executive Director until the Company’s 2027 AGM, or earlier if a successor starts in role, and will be available to support an orderly transition. She will remain on the Board until the 2027 AGM.

Pam will continue to receive salary, cash allowance in lieu of pension, and benefits in the normal way throughout her notice period (which ends on 9 September 2027).

Following her retirement, Pam will remain employed with the Company as an advisor to the Group CEO, which is expected to continue through to the end of 2028, although there is a standard termination clause on both sides.
Pam will be eligible to be considered for an annual incentive award for the 2026 performance year in the ordinary course and for the 2027 performance year, subject in each case to an assessment of the relevant performance measures and her contribution over the performance year. Any award for the 2027 performance year would be determined on a pro rata basis to the date Pam steps down from the Board. Details of any bonuses awarded will be disclosed in the 2026 or 2027 Directors’ Remuneration Report, as applicable.

Pam has been granted Good Leaver status, in accordance with the respective plan rules, in respect of the deferred awards and the LTI awards that she holds that are due to vest after her retirement as Group CFO. Her Good Leaver status is conditional upon her not taking up a role with a defined list of competitor financial services firms prior to the date on which the relevant awards begin to vest.

As a Good Leaver, her deferred awards will continue to vest and be released on their scheduled vesting dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback).

Any vesting of her LTI awards will be pro-rated for the period until the end of her employment with the Company and will be subject to the relevant terms (including post vesting retention periods, malus and, where applicable, clawback). Any vesting of her LTI awards will be disclosed, as required, in the appropriate directors’ remuneration report. Pam will not be eligible for the grant of any further LTI awards.

In addition to the above, the Company will make a contribution towards Pam’s legal fees incurred in connection with her retirement arrangements. In line with the Directors’ Remuneration Policy, Pam will also be entitled to receive medical cover, tax and legal advice for a period of up to seven years from the expiry of her 12-month notice period in relation to services provided to the Company. Pam will continue to be covered by the Company’s D&O insurance and will benefit from an indemnity in respect of third-party liabilities.

Pam will receive no other compensation or payment for the termination of her employment agreement or her ceasing to be a director of the Company.

The above information is provided in compliance with section 430(2B) of the Companies Act 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 10 September 2026